FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ___	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 25, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: December 29, 2014	By:	/s/ Shanthi Venkatesan
		Name :	Ms. Shanthi Venkatesan
		Title :	Deputy General Manager

Item 1

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 25, 2014

For Six-month Period:	From April 1, 2014 through September 30, 2014

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Sanker Parameswaran
Senior General Manager (Legal) & Company Secretary

Location of Registered Office:	Landmark, Race Course Circle, Vadodara 390 007,
Gujarat, India

Personal Name or Corporate Name	Hironori Shibata, Attorney-at-Law
of Attorney-in-Fact:

Address or Location of	Anderson Mori & Tomotsune
Attorney-in-Fact:	Akasaka K-Tower
2-7, Motoakasaka 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-1182

Name of Person to Contact with:	Akitaka Anzai, Attorney-at-Law
Nobuhiro Ito, Attorney-at-Law
Takahide Kato, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Akasaka K-Tower
2-7, Motoakasaka 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-1139

Place(s) for Public Inspection:	Not applicable.

Notes:

1.
In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis.

2.
In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For purposes of readability, certain US dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at November 26, 2014 as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo (US$ 1 = ¥ 117.77), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 2.07 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo as at November 26, 2014.

3.
The fiscal year of the Bank commences on April 1 and ends at March 31 of each year.  References to a particular "fiscal" year are to our fiscal year ending at March 31 of that particular year. For example, "fiscal 2015" refers to the year beginning on April 1, 2014 and ending at March 31, 2015.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I. CORPORATE INFORMATION			1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		1

II.	OUTLINE OF COMPANY		2

	1.	Trends in Major Business Indices, etc.	2
	2.	Nature of Business	6
	3.	State of Affiliated Companies	6
	4.	State of Employees	6

III.	STATEMENT OF BUSINESS		7

	1.	Outline of Results of Operations, etc.	7
	2.	State of Production, Orders Accepted and Sales	7
	3.	Problems to be Coped with	7
	4.	Risks in Business, etc.	7
	5.	Material Contracts Relating to Management, etc.	7
	6.	Research and Development Activities	7
	7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows	7

IV.	STATEMENT OF FACILITIES		21

	1.	State of Major Facilities	21
	2.	Plan for Installation, Retirement, etc. of Facilities	21

V.	STATEMENT OF FILING COMPANY		22

	1.	State of Shares, etc.	22
		(1) Total Number of Shares, etc.	22
		(i) Total Number of Shares	22
		(ii) Issued Shares	22
		(2) State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause	23

		(3) Total Number of Issued Shares and Capital Stock	24
		(4) Major Shareholders	24
	2.	Trends in Stock Prices	26
	3.	Statement of Directors and Officers	27

VI.	FINANCIAL CONDITION		28

	1.	Interim Financial Statements	28
	2.	Other Information	32
		(1) Legal and Regulatory Proceedings	32
		(2) Subsequent Events	36
	3.	Major Differences between United States and
		Japanese Accounting Principles and Practices	36
	4.	Major Differences between Indian and Japanese Accounting Principles and Practices	39

VII.	TRENDS IN FOREIGN EXCHANGE RATES		44

VIII.	REFERENCE INFORMATION OF FILING COMPANY		45

PART II. INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.			46

I.	INFORMATION ON GUARANTY COMPANY		46

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY		46

III.	INFORMATION ON BUSINESS INDICES, ETC.		46

PART I.	CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 30, 2014 for fiscal 2014.

II.	OUTLINE OF COMPANY

1. Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principles in India ("Indian GAAP").

Unconsolidated financial results
(Rs. in crore/JPY in ten-million)
		Six months ended				Year ended
Sr. No.	Particulars	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2012	March 31, 2014	March 31, 2014	March 31, 2013
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 23,917.46	JPY 49,509.14	Rs. 21,233.95	Rs. 19,571.98	Rs. 44,178.15	JPY 91,448.77	Rs. 40,075.60
	a) Interest/discount on advances/bills	17,266.22	35,741.08	14,932.51	13,304.62	31,427.93	65,055.82	27,341.11
	b) Income on investments	5,949.38	12,315.22	5,723.71	5,446.45	11,557.05	23,923.09	11,009.27
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	103.04	213.29	104.74	272.44	199.98	413.96	542.98
	d) Others	598.82	1,239.56	472.99	548.47	993.19	2,055.90	1,182.24
2.	Other income	5,588.20	11,567.57	4,650.77	3,922.89	10,427.87	21,585.69	8,345.70
3.	TOTAL INCOME (1)+(2)	29,505.66	61,076.72	25,884.72	23,494.87	54,606.02	113,034.46	48,421.30
4.	Interest expended	14,768.93	30,571.69	13,369.97	13,007.81	27,702.59	57,344.36	26,209.19
5.	Operating expenses (e)+(f)	5,522.10	11,430.75	4,812.71	4,344.43	10,308.86	21,339.34	9,012.88
	e) Employee cost	2,333.25	4,829.83	1,960.98	1,952.91	4,220.11	8,735.63	3,893.29
	f) Other operating expenses	3,188.85	6,600.92	2,851.73	2,391.52	6,088.75	12,603.71	5,119.59
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	20,291.03	42,002.43	18,182.68	17,352.24	38,011.45	78,683.70	35,222.07
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	9,214.63	19,074.28	7,702.04	6,142.63	16,594.57	34,350.76	13,199.23
8.	Provisions (other than tax) and contingencies	1,575.57	3,261.43	1,217.98	973.79	2,626.40	5,436.65	1,802.54
9.	Exceptional items	..	..	..	..	..	..	..
10.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)-(8)-(9)	7,639.06	15,812.85	6,484.06	5,168.84	13,968.17	28,914.11	11,396.69
11.	Tax expense (g)+(h)	2,274.75	4,708.73	1,857.80	1,397.68	4,157.69	8,606.42	3,071.22
	g) Current period tax	2,246.70	4,650.67	1,834.87	1,415.90	3,844.50	7,958.12	3,005.20
	h) Deferred tax adjustment	28.05	58.06	22.93	(18.22)	313.19	648.30	66.02
12.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)-(11)	5,364.31	11,104.12	4,626.26	3,771.16	9,810.48	20,307.69	8,325.47
13.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..
14.	NET PROFIT / (LOSS) FOR THE PERIOD (12)-(13)	5,364.31	11,104.12	4,626.26	3,771.16	9,810.48	20,307.69	8,325.47
15.	Paid-up equity share capital (face value Rs. 10/- each)	1,157.46	2,395.94	1,154.45	1,153.08	1,155.04	2,390.93	1,153.64
16.	Reserves excluding revaluation reserves	77,712.85	160,865.60	71,943.42	63,305.63	72,051.71	149,147.04	65,547.84
17.	Analytical ratios
	i) Percentage of shares held by Government of India	0.05	..	0.03	0.01	0.03	..	0.01
	ii) Capital adequacy ratio
	a) Basel II	NA	..	NA	18.28%	NA	..	18.74%
	b) Basel III	16.64%	..	16.50%	NA	17.70%	..	NA
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	46.40	96.05	40.09	32.71	84.99	175.93	72.20
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	46.01	95.24	39.94	32.62	84.65	175.23	71.93
18.	NPA Ratio 1
	i) Gross non-performing advances (net of write-off)	11,546.70	23,901.67	10,028.45	10,036.37	10,505.84	21,747.09	9,607.75
	ii) Net non-performing advances	3,942.33	8,160.62	2,697.63	2,134.07	3,297.96	6,826.78	2,230.56
	iii) % of gross non-performing advances (net of write-off) to gross advances	3.12%	..	3.08%	3.54%	3.03%	..	3.22%
	iv) % of net non-performing advances to net advances	1.09%	..	0.85%	0.78%	0.97%	..	0.77%
19.	Return on assets (annualized)	1.82%	..	1.73%	1.58%	1.78%	..	1.70%
20.	Public shareholding
	i) No. of shares	1,157,252,235	..	1,154,394,745	1,153,027,642	1,154,832,769	..	1,153,581,715
	ii) Percentage of shareholding	100	..	100	100	100	..	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..

1.
At September 30, 2014, the percentage of gross non-performing customer assets to gross customer assets was 2.74% and net non-performing customer assets to net customer assets was 0.96%. Customer assets include advances and credit substitutes.

Unconsolidated segmental results of ICICI Bank Limited
(Rs. in crore/JPY in ten-million)
		Six months ended				Year ended
Sr. No.	Particulars	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2012	March 31, 2014	March 31, 2014	March 31, 2013
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 15,724.53	JPY 32,549.78	Rs. 13,095.02	Rs. 11,043.60	Rs. 27,411.60	JPY 56,742.01	Rs. 22,585.63
b	Wholesale Banking	16,648.60	34,462.60	15,812.77	15,237.49	32,402.48	67,073.13	31,368.76
c	Treasury	21,179.46	43,841.48	18,576.89	17,426.43	39,268.26	81,285.30	35,586.28
d	Other Banking	752.10	1,556.85	290.53	153.84	936.34	1,938.22	623.84
	Total segment revenue	54,304.69	112,410.71	47,775.21	43,861.36	100,018.68	207,038.67	90,164.51
	Less: Inter segment revenue	24,799.03	51,333.99	21,890.49	20,366.49	45,412.66	94,004.21	41,743.21
	Income from operations	29,505.66	61,076.72	25,884.72	23,494.87	54,606.02	113,034.46	48,421.30
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	1,268.99	2,626.81	946.34	442.37	1,829.52	3,787.11	954.55
b	Wholesale Banking	3,271.21	6,771.40	3,237.77	3,075.62	6,588.63	13,638.46	6,618.86
c	Treasury	2,896.42	5,995.59	2,139.57	1,627.33	5,252.27	10,872.20	3,653.92
d	Other Banking	202.44	419.05	160.38	23.52	297.75	616.34	169.36
	Total segment results	7,639.06	15,812.85	6,484.06	5,168.84	13,968.17	28,914.11	11,396.69
	Unallocated expenses	..	..	..	..	..	..	..
	Profit before tax	7,639.06	15,812.85	6,484.06	5,168.84	13,968.17	28,914.11	11,396.69
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(144,246.11)	(298,589.45)	(137,299.41)	(120,961.40)	(139,706.24)	(289,191.92)	(131,343.72)
b	Wholesale Banking	146,634.76	303,533.95	130,360.65	115,358.26	137,829.58	285,307.23	119,763.46
c	Treasury	71,784.45	148,593.81	71,115.31	63,115.73	69,446.71	143,754.69	69,818.44
d	Other Banking	1,242.25	2,571.46	2,749.47	1,146.39	970.07	2,008.04	2,378.63
e	Unallocated	3,461.84	7,166.01	6,177.38	5,803.16	4,673.20	9,673.52	6,089.15
	Total	Rs. 78,877.19	JPY 163,275.78	Rs. 73,103.40	Rs. 64,462.14	Rs. 73,213.32	JPY 151,551.57	Rs. 66,705.96

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on “Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury” includes the entire investment and derivative portfolio of the Bank.
5.	“Other Banking” includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 30, 2014.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on “Interim Financial Reporting”.
3.
Pillar 3 (Market Discipline) disclosures (unaudited) as per RBI guidelines on Composition of Capital Disclosure Requirements at September 30, 2014 for the Group are available at http://www.icicibank.com/aboutus/invest-disclosure.html.

4.
Other income includes foreign exchange gain of Rs. 268.22 crore and Rs. 222.25 crore on repatriation of retained earnings from overseas branches of the Bank for the six months ended September 30, 2014 and year ended March 31, 2014 respectively.

5.
The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36 (1) (viii) of the Income Tax Act, 1961. The Reserve Bank of India (RBI), through its circular dated December 20, 2013, had advised banks to create deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with RBI guidelines, during the year ended March 31, 2014 the Bank created DTL of Rs. 1,419.23 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, DTL of Rs. 182.04 crore has been created for the six months ended September 30, 2014 (the six months ended September 30, 2013: Nil) on the estimated amount to be transferred to Special Reserve and DTL of Rs. 304.26 crore was created for the year ended March 31, 2014 on the amount transferred to Special Reserve. Accordingly, the tax expense for the six months ended September 30, 2014 and year ended March 31, 2014 is higher by Rs. 182.04 crore (the six months ended September 30, 2013: Nil) and Rs. 304.26 crore respectively.

6.	During the three months ended September 30, 2014, the Bank has allotted 1,240,506 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
7.	ICICI Bank had split the face value of its shares from Rs. 10 to Rs. 2 with effect from December 5, 2014.
8.	Status of equity investors' complaints/grievances for the three months ended September 30, 2014:

Opening balance	Additions	Disposals	Closing balance
0	21	21	0

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.
The above unconsolidated financial results for the six months ended September 30, 2014 are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants. The unconsolidated financial results for the six months ended September 30, 2012 and September 30, 2013 and for the year ended March 31, 2013 and March 31, 2014 have been audited by another firm of chartered accountants.

11.	Rs. 1 crore = Rs. 10 million.

2.	Nature of Business

There has been no material change since the last ASR filed on September 30, 2014 for fiscal 2014.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 30, 2014 for fiscal 2014 except India Advantage Fund-III and India Advantage Fund-IV have been accounted as per the equity method during the six months ended September 30, 2014. Further, Mewar Aanchalik Gramin Bank ceased to be an associate from April 1, 2014.

The following table sets forth certain information on entities which have been accounted during the six months ended September 30, 2014 whose results were included in the consolidated financial statements under Indian GAAP for the six months ended September 30, 2014.

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
			(in millions, except percentages)
India Advantage Fund-III (1, Cenotaph Road, Teynampet, Chennai 600013)	June 2005	Venture capital fund	23.78%	Rs. 142	Rs. 7,034	Rs. 7,313
India Advantage Fund-IV (1, Cenotaph Road, Teynampet, Chennai 600013)	August 2005	Venture capital fund	47.13%	34	4,051	4,055

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

4.	State of Employees

At September 30, 2014, the Bank had 69,109 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Outline of Results of Operations, etc.

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

2.	State of Production, Orders Accepted and Sales

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

3.	Problems to be Coped with

There has been no material change since the last ASR filed on September 30, 2014 for fiscal 2014.

4.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 30, 2014 for fiscal 2014.

5.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 30, 2014 for fiscal 2014.

6.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on the audited unconsolidated financial results of the Bank for the six months ended on September 30, 2014.

Our profit after tax increased by 16.0% from Rs. 46.26 billion in the six months ended September 30, 2013 to Rs. 53.64 billion in the six months ended September 30, 2014. The increase in profit after tax was mainly due to a 16.3% increase in net interest income and a 20.2% increase in non-interest income, offset, in part, by a 14.7% increase in non-interest expenses and a 29.4% increase in provisions and contingencies (excluding provisions for tax).

Net interest income increased by 16.3% from Rs. 78.64 billion in the six months ended September 30, 2013 to Rs. 91.49 billion in the six months ended September 30, 2014, reflecting an increase of 12 basis points in net interest margin and an increase of 12.3% in volume of average interest-earning assets.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income including lease income. The increase in non-interest income by 20.2% from Rs. 46.51 billion in the six months ended September 30, 2013 to Rs. 55.89 billion in the six months ended September 30, 2014 was primarily on account of an increase in income from treasury-related activities, dividend income from subsidiaries and fees and commission income.

Non-interest expenses increased by 14.7% from Rs. 48.13 billion in the six months ended September 30, 2013 to Rs. 55.22 billion in the six months ended September 30, 2014.

Provisions and contingencies (excluding provisions for tax) increased by 29.4% from Rs. 12.18 billion in the six months ended September 30, 2013 to Rs. 15.76 billion in the six months ended September 30, 2014. Provision for non-performing assets increased from Rs. 11.17 billion in the six months ended September 30, 2013 to Rs. 12.73 billion in the six months ended September 30, 2014 primarily due to increase in additions to NPAs in the small and medium enterprises and corporate portfolio, including slippages from the restructured loan portfolio. Provision for standard assets increased from Rs. 0.57 billion in the six months ended September 30, 2013 to Rs. 1.87 billion in the six months ended September 30, 2014 primarily due to the requirement of making additional general provisioning for loans to corporates with unhedged foreign currency exposure from April 1, 2014. Provision for investments increased from Rs. 0.07 billion in the six months ended September 30, 2013 to Rs. 0.97 billion in the six months ended September 30, 2014 primarily due to an increase in provision on certain equity investments.

Total assets increased by 8.5% from Rs. 5,635.08 billion at September 30, 2013 to Rs. 6,111.43 billion at September 30, 2014. Total deposits increased by 13.9% from Rs. 3,090.46 billion at September 30, 2013 to Rs. 3,520.55 billion at September 30, 2014. Savings account deposits increased by 12.9% from Rs. 935.35 billion at September 30, 2013 to Rs. 1,056.07 billion at September 30, 2014. The current and savings account ratio as a percentage of total deposits was 43.7% at September 30, 2014 compared to 43.3% at September 30, 2013. Term deposits increased by 13.2% from Rs. 1,751.38 billion at September 30, 2013 to Rs. 1,983.30 billion at September 30, 2014. Total advances increased by 13.8% from Rs. 3,177.86 billion at September 30, 2013 to Rs. 3,617.57 billion at September 30, 2014 primarily due to an increase in the domestic retail advances. Net non-performing assets increased by 47.9% from Rs. 27.07 billion at September 30, 2013 to Rs. 39.97 billion at September 30, 2014 and the ratio of net non-performing assets to net customer assets increased from 0.73% at September 30, 2013 to 0.96% at September 30, 2014.

We continued to expand our branch network in India. Our branch network in India increased from 3,507 branches and extension counters at September 30, 2013 to 3,815 branches and extension counters at September 30, 2014. We also increased our ATM network from 11,098 ATMs at September 30, 2013 to 11,739 ATMs at September 30, 2014.

The total capital adequacy ratio of ICICI Bank on a standalone basis at September 30, 2014, in accordance with the Reserve Bank of India guidelines on Basel III, was 16.64% with a Tier-1 capital adequacy ratio of 11.98%, without including profit for the six months ended September 30, 2014 as compared to total capital adequacy ratio of

16.50% with a Tier-1 capital adequacy ratio of 11.33%, without including profit for the six months ended September 30, 2013.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2013	2014	2014	2014/2013 % change
	(in million, except percentages)
Interest income	Rs. 212,339.5	Rs. 239,174.6	JPY 495,091.4	12.6%
Interest expense	(133,699.7)	(147,689.3)	(305,716.9)	10.5
Net interest income	Rs. 78,639.8	Rs. 91,485.3	JPY 189,374.6	16.3%

Net interest income increased by 16.3% from Rs. 78.64 billion in the six months ended September 30, 2013 to Rs. 91.49 billion in the six months ended September 30, 2014 reflecting an increase in net interest margin by 12 basis points in the six months ended September 30, 2014 and an increase of 12.3% in the average volume of interest-earning assets.

Net Interest Margin

Net interest margin increased by 12 basis points from 3.29% in the six months ended September 30, 2013 to 3.41% in the six months ended September 30, 2014. The yield on average interest-earning assets increased from 8.89% in the six months ended September 30, 2013 to 8.92% in the six months ended September 30, 2014 primarily due to increase in yield on advances. The cost of funds decreased by 4 basis points from 6.22% in the six months ended September 30, 2013 to 6.18% in the six months ended September 30, 2014 primarily due to decrease in cost of borrowings, offset, in part by an increase in cost of deposits. This resulted in an increase in spread by 7 basis points in the six months ended September 30, 2014.

Net interest margin of overseas branches decreased from 1.71% in the six months ended September 30, 2013 to 1.61% in the six months ended September 30, 2014.

The yield on average interest-earning assets increased from 8.89% in the six months ended September 30, 2013 to 8.92% in the six months ended September 30, 2014 primarily due to the following factors:

•
Increase in yield on average advances from 9.98% in the six months ended September 30, 2013 to 10.00% in the six months ended September 30, 2014 primarily due to increase in yield on domestic retail advances, offset, in part, by a decrease in yield on overseas advances.

•	Yield on average interest-earning investments was the same at 7.48% in the six months ended September 30, 2013 and the six months ended September 30,

2014. The yield on average interest-earning non-statutory liquidity ratio investments decreased from 7.01% in the six months ended September 30, 2013 to 6.69% in the six months ended September 30, 2014 primarily due to decrease in yield on pass through certificates, higher investment in lower yielding Rural Infrastructure Development Fund and other related investments and decrease in investment in high yielding certificate of deposits. Yield on statutory liquidity ratio investments increased from 7.78% in the six months ended September 30, 2013 to 8.00% in the six months ended September 30, 2014.

•
The yield on other interest-earning assets decreased from 4.60% in the six months ended September 30, 2013 to 4.39% in the six months ended September 30, 2014 primarily due to increase in average overseas term money lent, which is low yielding. Interest income on non-trading interest rate swaps of the Bank which were undertaken to manage the market risk arising from the assets and liabilities increased from Rs. 4.02 billion in the six months ended September 30, 2013 to Rs. 4.76 billion in the six months ended September 30, 2014.

•
Interest on income tax refund was lower at Rs. 1.04 billion in the six months ended September 30, 2014 (the six months ended September 30, 2013: Rs. 1.25 billion). The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds decreased by 4 basis points from 6.22% in the six months ended September 30, 2013 to 6.18% in the six months ended September 30, 2014 due to the following factors:

•
Cost of borrowings decreased by 21 basis points from 6.39% in the six months ended September 30, 2013 to 6.18% in the six months ended September 30, 2014 primarily due to increase in proportion of overseas bond borrowings and decrease in cost of term borrowings offset, in part, by an increase in cost of refinance borrowings.

•
Cost of average deposits increased from 6.12% in the six months ended September 30, 2013 to 6.17% in the six months ended September 30, 2014. The cost of average term deposits of the Bank increased by 7 basis points from 8.17% in the six months ended September 30, 2013 to 8.24% in the six months ended September 30, 2014. Average current account and savings account deposits ratio declined marginally from 39.6% during the six months ended September 30, 2013 to 39.5% during the six months ended September 30, 2014.

Interest-Earning Assets

The average volume of interest-earning assets increased by 12.3% from Rs. 4,762.27 billion in the six months ended September 30, 2013 to Rs. 5,349.61 billion in the six months ended September 30, 2014. The increase in average interest-earning assets was primarily on account of an increase in average advances by Rs. 458.43 billion and an increase in average interest-earning investments by Rs. 60.42 billion.

Average advances increased by 15.4% from Rs. 2,984.53 billion in the six months ended September 30, 2013 to Rs. 3,442.97 billion in the six months ended September 30, 2014 primarily on account of increase in domestic retail and overseas advances. Advances of overseas branches increased by 12.4% from Rs. 844.07 billion at September 30, 2013 to Rs. 931.26 billion at September 30, 2014.

Average interest-earning investments increased by 4.0% from Rs. 1,526.98 billion in the six months ended September 30, 2013 to Rs. 1,587.40 billion in the six months ended September 30, 2014, primarily due to an increase in average interest-earning non-statutory liquidity ratio investments by 7.9% from Rs. 573.67 billion in the six months ended September 30, 2013 to Rs. 618.94 billion in the six months ended September 30, 2014. The average interest-earning non-statutory liquidity ratio investments increased primarily due to an increase in pass through certificates, Rural Infrastructure Development Fund and other related investments and investment in mutual funds, offset, in part, by a decrease in certificate of deposits and bonds and debentures. Average interest-earning non-statutory liquidity ratio investments primarily include investments in corporate bonds and debentures, pass through certificates, Rural Infrastructure Development Fund and other related investments, commercial paper, certificates of deposits and investments in liquid mutual funds to deploy excess liquidity. Average statutory liquidity ratio investments increased by 1.6% from Rs. 953.31 billion in the six months ended September 30, 2013 to Rs. 968.46 billion in the six months ended September 30, 2014.

There was an increase in average other interest-earning assets by 27.3% from Rs. 250.75 billion in the six months ended September 30, 2013 to Rs. 319.24 billion in the six months ended September 30, 2014 primarily due to an increase in term money lent, call money lent and balance with the Reserve Bank of India.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 11.2% from Rs. 4,290.54 billion in the six months ended September 30, 2013 to Rs. 4,769.77 billion in the six months ended September 30, 2014 on account of an increase of Rs. 414.28 billion in average deposits and an increase of Rs. 64.95 billion in average borrowings. Increase in average deposits was due to an increase in average term deposits by Rs. 255.90 billion and an increase in average current and savings account deposits by Rs. 158.38 billion in the six months ended September 30, 2014 compared to the six months ended September 30, 2013.

Increase in average borrowings by 4.4% from Rs. 1,491.76 billion in the six months ended September 30, 2013 to Rs. 1,556.71 billion in the six months ended September 30, 2014 was primarily due to an increase in term borrowings and bond borrowings including capital instrument borrowings, offset, in part by decrease in call borrowings including repo, borrowings under collateralized borrowing and lending obligation and borrowings under liquidity adjustment facility with the Reserve Bank of India. Borrowings of overseas branches increased by 21.2% from Rs. 756.44 billion at September 30, 2013 to Rs. 875.53 billion at September 30, 2014.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Six months ended September 30,
	2013	2014	2014	2014/2013 % change
	(in million, except percentages)
Fee income (1)	Rs. 37,865.3	Rs. 40,393.7	JPY 83,615.0	6.7%
Income from treasury-related activities (2)	3,244.7	5,244.7	10,856.5	61.6
Dividend from subsidiaries	4,539.9	7,465.2	15,453.0	64.4
Other income (including lease income)(3)	857.8	2,778.4	5,751.3	-
Total non-interest income	Rs. 46,507.7	Rs. 55,882.0	JPY 115,675.7	20.2%

(1)	Includes merchant foreign exchange income and margin on customer derivative transactions.
(2)	Includes profit/loss on sale and revaluation of investments and foreign exchange gain/loss.
(3)	Includes exchange gain on repatriation of retained earnings from overseas branches.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income including lease income. The increase in non-interest income by 20.2% from Rs. 46.51 billion in the six months ended September 30, 2013 to Rs. 55.88 billion in the six months ended September 30, 2014 was primarily on account of increase in income from treasury related activities, dividend income from subsidiaries and fee and commission income.

Fee Income

Fee income primarily includes fees from forex and derivative products, fees from corporate clients such as loan processing fees and transaction banking fees and fees from retail customers such as loan processing fees, fees from credit cards business, account service charges and third party referral fees.

Fee income increased by 6.7% from Rs. 37.87 billion in the six months ended September 30, 2013 to Rs. 40.39 billion in the six months ended September 30, 2014 primarily due to an increase in income from transaction banking fees, third party referral fees and commercial banking fees, offset, in part by a decrease in income from forex and derivative products and lending linked fees.

Profit/ (loss) on Treasury-Related Activities (net)

Net income from treasury-related activities includes income from sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in our fixed income, equity and preference share portfolio, units of venture capital and security receipts.

Profit from treasury-related activities increased from Rs. 3.24 billion in the six months ended September 30, 2013 to Rs. 5.25 billion in the six months ended September 30, 2014. Profit from treasury-related activities of Rs. 5.25 billion in the six months ended September 30, 2014 primarily includes gain on government securities and other fixed income positions of Rs. 1.25 billion, gains (realized including marked-to-market gains) of Rs. 1.64 billion on equity, preference share and mutual fund investments, gains (realized including marked-to-market gains) on security receipts of Rs. 0.75 billion and  forex trading gains of Rs. 1.12 billion.

Profit from treasury-related activities of Rs. 3.24 billion in the six months ended September 30, 2013 primarily includes gain on government securities and other fixed income positions of Rs. 1.77 billion, gains (realized including marked-to-market gains) on security receipts of Rs. 0.76 billion and forex trading gains of Rs. 1.09 billion.

The financial markets remained positive supported by strong inflow of foreign funds. There was a strong inflow of investments from foreign institutional investors of USD 23.3 billion during the six months ended September 30, 2014 comprising equity inflows of USD 9.7 billion and debt inflows of USD 13.6 billion. The benchmark BSE Sensex rose by 19.0% during the six months ended September 2014 from 22,386 at end-March 2014 to 26,631 at end-September 2014. The Rupee depreciated by 2.5% during the six months ended September 30, 2014 from Rs. 60.1 per USD at end-March to Rs. 61.6 per USD at end-September 2014 and remained among the best performing emerging market currencies during the six months ended September 30, 2014.

The outstanding net investment in security receipts issued by asset reconstruction companies at September 30, 2014 was Rs. 7.77 billion compared to Rs. 10.91 billion at September 30, 2013. In the six months ended September 30, 2014, there was a gain of Rs. 0.75 billion, compared to a gain of Rs. 0.76 billion in the six months ended September 30, 2013, on these security receipts primarily due to improvement in net asset value (NAV) of the trusts and realized gains on redemption.

Dividend from Subsidiaries

Dividend from subsidiaries increased by 64.4% from Rs. 4.54 billion in the six months ended September 30, 2013 to Rs. 7.47 billion in the six months ended September 30, 2014. Dividend from subsidiaries includes dividend from ICICI Prudential Life Insurance Company Limited, ICICI Home Finance Company Limited and ICICI Securities Limited amounting to Rs. 4.17 billion, Rs. 0.97 billion and Rs. 0.85 billion in the six months ended September 30, 2014 (six months ended September 30, 2013: Rs. 2.10 billion, Rs. 0.80 billion and Rs. 0.05 billion) respectively.

Other Income (including lease income)

Other income increased from Rs. 0.86 billion in the six months ended September 30, 2013 to Rs. 2.78 billion in the six months ended September 30, 2014. The increase in other income was primarily on account of exchange gain on repatriation of retained earnings from overseas branches amounting to Rs. 2.68 billion during the six months ended September 30, 2014 (the six months ended September 30, 2013: Nil).

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six months ended September 30,
Particulars	2013	2014	2014	2014/2013 % change
	(in million, except percentages)
Employee expenses	Rs. 19,609.8	Rs. 23,332.5	JPY 48,298.3	19.0%
Depreciation on own property	2,594.7	2,966.8	6,141.3	14.3
Depreciation (including lease equalization) on leased assets	154.5	170.9	353.8	10.6
Other administrative expenses	25,768.1	28,750.8	59,514.2	11.6
Total non-interest expenses	Rs. 48,127.1	Rs. 55,221.0	JPY114,307.5	14.7%

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 14.7% from Rs. 48.13 billion in the six months ended September 30, 2013 to Rs. 55.22 billion in the six months ended September 30, 2014.

Employee Expenses

Employee expenses increased by 19.0% from Rs. 19.61 billion in the six months ended September 30, 2013 to Rs. 23.33 billion in the six months ended September 30, 2014 due to an increase in average staff strength and higher salary on account of annual increments and promotions. The employee expenses incurred in the six months ended September 30, 2013 included benefit of lower provision for retirement benefit obligations due to increase in discount rates linked to government securities yield. The employee base includes sales executives, employees on fixed term contracts and interns.

Depreciation

Depreciation on fixed assets increased by 14.3% from Rs. 2.59 billion in the six months ended September 30, 2013 to Rs. 2.97 billion in the six months ended September 30, 2014 reflecting increase in fixed assets.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses increased by 11.6% from Rs. 25.77 billion in the six months ended September 30, 2013 to Rs. 28.75 billion in the six months ended September 30, 2014. The increase in other administrative expenses was primarily due to an increase in our branch and ATM network and retail business volume. The number of branches and extension counters (excluding foreign branches and offshore banking units) increased from 3,507 at September 30, 2013 to 3,815 at September 30, 2014. We also increased our ATM network from 11,098 ATMs at September 30, 2013 to 11,739 ATMs at September 30, 2014.

  Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
Particulars	2013	2014	2014	2014/2013 % change
	(in million, except percentages)
Provision for investments(including credit substitutes) (net)	Rs. 68.8	Rs. 968.9	JPY 2,005.6	-
Provision for non-performing assets	11,173.3	12,728.6	26,348.2	13.9
Provision for standard assets	568.9	1,865.2	3,861.0	-
Others	368.8	193.0	399.5	(47.7)
Total provisions and contingencies	Rs. 12,179.8	Rs. 15,755.7	JPY 32,614.3	29.4%

Provisions are made by the Bank on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off as required by extant the Reserve Bank of India guidelines. Provisions on retail non-performing loans were made at the borrower level in accordance with the retail assets provisioning policy of the Bank, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. The specific provisions on retail loans held by the Bank were higher than the minimum regulatory requirement. In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans and advances at rates prescribed by the Reserve Bank of India. For performing loans in overseas branches, the general provision is made at higher of host country regulations requirement and the Reserve Bank of India requirement.

Provisions and contingencies (excluding provisions for tax) increased by 29.4% from Rs. 12.18 billion in the six months ended September 30, 2013 to Rs. 15.76 billion in the six months ended September 30, 2014 primarily due to increase in provision for non-performing assets, provision for standard assets and provision for investments.

Provision for non-performing assets increased from Rs. 11.17 billion in the six months ended September 30, 2013 to Rs. 12.73 billion in the six months ended September 30, 2014 primarily due to increase in additions to NPAs in the small and medium enterprises and corporate portfolio, including slippages from the restructured loan portfolio.

Provision for standard assets increased from Rs. 0.57 billion in the six months ended September 30, 2013 to Rs. 1.87 billion in the six months ended September 30, 2014 primarily due to the requirement of making additional general provisioning for loans to corporates with unhedged foreign currency exposure from April 1, 2014.

Provision for investments increased from Rs. 0.07 billion in the six months ended September 30, 2013 to Rs. 0.97 billion in the six months ended September 30, 2014 primarily due to an increase in provision on certain equity investments.

The cumulative general provision held at September 30, 2014 was Rs. 21.30 billion (September 30, 2013: Rs. 17.55 billion).

The provision coverage ratio of the Bank at September 30, 2014 computed as per the extant the Reserve Bank of India guidelines was 65.9% (September 30, 2013: 73.1%).

Provisions for Restructured Loans and Non-performing Assets

We classify our loans and credit substitutes, in accordance with the Reserve Bank of India guidelines, into performing and non-performing loans. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard asset can be restructured by rescheduling principal repayments and/or the interest element, but must be separately disclosed as a restructured asset. Similar guidelines apply to restructuring of sub-standard and doubtful loans.

The Reserve Bank of India has issued a guideline revising the format of disclosures on restructured loans. The revised format requires us to disclose the movement of the borrower level outstanding in the borrower accounts whose loans were restructured. During the six months ended September 30, 2014, we restructured standard loans of 308 borrowers with a principal outstanding of Rs. 10.52 billion as compared to loans of 18 borrowers with a principal outstanding of Rs. 19.40 billion at September 30, 2013 (At March 31, 2014: 745 borrowers with a principal outstanding of Rs. 62.31 billion). At September 30, 2014, there were 1,116 borrowers classified as standard with an aggregate outstanding of Rs. 121.26 billion whose loans had been restructured by us compared to 130 borrowers classified as standard with an aggregate outstanding of Rs. 75.86 billion at September 30, 2013 (At March 31, 2014: 856 borrowers classified as standard with an aggregate outstanding of Rs. 116.52 billion).

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At
	September 30, 2013	March 31, 2014	September 30, 2014	September 30, 2014	% change March 2014 to September 2014
	(in million, except percentages)
Gross non-performing Assets	Rs. 100,777.3	Rs. 105,540.0	Rs.116,953.6	JPY 242,094.0	10.8%
Provisions for non-performing assets	(73,711.7)	(72,530.4)	(76,981.7)	(159,352.1)	6.1
Net non-performing assets	Rs. 27,065.6	Rs. 33,009.6	Rs.39,971.9	JPY 82,741.8	21.1%
Gross customer assets	3,775,408.1	4,122,989.9	4,271,867.6	8,842,765.9	3.6
Net customer assets	3,689,698.2	4,037,079.2	4,181,559.8	8,655,828.8	3.6
Gross non-performing assets as a percentage of gross customer assets	2.67%	2.56%	2.74%
Net non-performing assets as a percentage of net customer assets	0.73%	0.82%	0.96%

Gross non-performing assets increased by 10.8% from Rs. 105.54 billion at March 31, 2014 to Rs. 116.95 billion at September 30, 2014. Our net non-performing assets increased from Rs. 33.01 billion at March 31, 2014 to Rs. 39.97 billion at September 30, 2014. The net non-performing assets to net customer assets increased from 0.82% at March 31, 2014 to 0.96% at September 30, 2014.

The gross additions to gross non-performing assets during the six months ended September 30, 2014 was Rs. 28.33 billion as compared to Rs. 22.17 billion during the six months ended September 30, 2013. Non-performing assets amounting to Rs. 7.95 billion were upgraded/recovered during the six months ended September 30, 2014 as compared to Rs. 8.33 billion during the six months ended September 30, 2013. Non-performing assets amounting Rs. 8.97 billion were written-off during the six months period ended September 30, 2014 as compared to Rs. 9.54 billion during the six months ended September 30, 2013. Gross non-performing assets increased by 10.8% from Rs. 105.54 billion at March 31, 2014 to Rs. 116.95 billion at September 30, 2014.

During the six months ended September 30, 2014, we sold nine non-performing assets/special mention accounts (other than fully written off cases) to asset reconstruction company, with an aggregate loss over net book value of Rs. 899.4 million as compared to two non-performing assets/special mention accounts (other than fully written-off cases) during the six months ended September 30, 2013, with an aggregate gain over net book value amounting to Rs. 267.4 million.

Tax Expense

The income tax expense (including wealth tax) increased by 22.4% from Rs. 18.58 billion in the six months ended September 30, 2013 to Rs. 22.75 billion in the six months ended September 30, 2014. The effective tax rate was 29.8% in the six months ended September 30, 2014 compared to the effective tax rate of 28.7% in the six months ended September 30, 2013.

The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1) (viii) of the Income Tax Act, 1961. The Reserve Bank of India, through its circular dated December 20, 2013, advised the banks to create a deferred tax liability on the amount outstanding in Special Reserve, as a matter of prudence. Accordingly, deferred tax liability amounting to Rs. 1.84 billion was created on the Special Reserve in the six months ended September 30, 2014 (six months ended September 30, 2013: Nil).

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2013	March 31, 2014	September 30, 2014	September 30, 2014	2014/2013 % change
	(in million, except percentages)

Cash and Cash Equivalents	Rs. 335,802.7	Rs. 415,295.9	Rs. 473,780.8	JPY 980,726.3	41.1%
Investments (1)	1,688,286.4	1,770,218.2	1,735,906.8	3,593,327.1	2.8
Advances	3,177,862.3	3,387,026.5	3,617,573.3	7,488,376.7	13.8
Fixed assets (including leased assets)	46,113.1	46,781.4	46,780.1	96,834.8	1.4
Other assets	387,013.9	327,093.8	237,386.5	491,390.1	(38.7)
Total assets	Rs. 5,635,078.4	Rs. 5,946,415.8	Rs. 6,111,427.5	JPY 12,650,654.9	8.5%

(1)
Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 22.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

Total assets of the Bank increased by 8.5% from Rs. 5,635.08 billion at September 30, 2013 to Rs. 6,111.43 billion at September 30, 2014, primarily due to an increase in advances and investments. The net advances increased by 13.8% from Rs. 3,177.86 billion at September 30, 2013 to Rs. 3,617.57 billion at September 30, 2014. Investments increased by 2.8% from Rs. 1,688.29 billion at September 30, 2013 to Rs. 1,735.91 billion at September 30, 2014.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased from Rs. 335.80 billion at September 30, 2013 to Rs. 473.78 billion at September 30, 2014 primarily due to increase in money at call and short notice.

Investments

Total investments increased by 2.8% from Rs. 1,688.29 billion at September 30, 2013 to Rs. 1,735.91 billion at September 30, 2014, primarily due to an increase in pass through certificates by Rs. 34.68 billion, commercial paper by Rs. 25.11 billion, certificate of deposits by Rs. 20.71 billion, Rural Infrastructure Development Fund and other related investments made in lieu of shortfall in directed lending requirements by Rs. 11.49 billion and investment in government securities by Rs. 11.05 billion at September 30, 2014 compared to September 30, 2013. This increase was, offset, in part, by a decrease in bonds and debentures by Rs. 27.69 billion and mutual funds by Rs. 14.89 billion at September 30, 2014 compared to September 30, 2013. At September 30, 2014, the Bank had an outstanding net investment (including application money pending allotment) of Rs. 7.77 billion in security receipts issued by asset reconstruction companies compared to Rs. 10.91 billion at September 30, 2013.

Advances

Net advances increased by 13.8% from Rs. 3,177.86 billion at September 30, 2013 to Rs. 3,617.57 billion at September 30, 2014 primarily due to an increase in domestic retail advances. Net retail advances increased by 25.2% from Rs. 1,150.89 billion at September 30, 2013 to Rs. 1,441.10 billion at September 30, 2014. Net advances of overseas branches (including offshore banking unit), increased by 10.3% from Rs. 844.07 billion at September 30, 2013 to Rs. 931.26 billion at September 30, 2014.

Fixed and other assets

Fixed assets (net block) increased by 1.4% from Rs. 46.12 billion at September 30, 2013 to Rs. 46.78 billion at September 30, 2014.

Other assets decreased from Rs. 387.01 billion at September 30, 2013 to Rs. 237.39 billion at September 30, 2014 primarily due to decrease in MTM gains and receivables on forex and derivative transactions.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2013	March 31, 2014	September 30, 2014	September 30, 2014	2014/2013 % change
	(in million, except percentages)
Deposits	Rs. 3,090,461.5	Rs. 3,319,136.6	Rs. 3,520,554.4	JPY 7,287,547.6	13.9%
Borrowings (1)	1,453,561.8	1,547,590.5	1,503,491.9	3,112,228.2	3.4
Other liabilities	360,021.1	347,555.5	298,609.3	618,121.3	(17.1)
Total liabilities	4,904,044.4	5,214,282.6	5,322,655.6	11,017,897.1	8.5
Equity share capital	11,544.5	11,550.4	11,574.6	23,959.4	0.3
Reserves and surplus	719,489.5	720,582.8	777,197.3	1,608,798.4	8.0
Total liabilities (including capital and reserves)	Rs. 5,635,078.4	Rs. 5,946,415.8	Rs. 6,111,427.5	JPY 12,650,654.9	8.5%

(1)	Includes borrowings in the nature of capital instruments and redeemable non-cumulative preference shares.

Total liabilities (including capital and reserves) increased by 8.5% from Rs. 5,635.08 billion at September 30, 2013 to Rs. 6,111.43 billion at September 30, 2014, primarily due to an increase in deposits and borrowings. Deposits increased from Rs. 3,090.46 billion at September 30, 2013 to Rs. 3,520.55 billion at September 30, 2014. Borrowings increased from Rs. 1,453.56 billion at September 30, 2013 to Rs. 1,503.49 billion at September 30, 2014.

Deposits

Deposits increased by 13.9% from Rs. 3,090.46 billion at September 30, 2013 to Rs. 3,520.55 billion at September 30, 2014. Term deposits increased by 13.2% from Rs. 1,751.38 billion at September 30, 2013 to Rs. 1,983.30 billion at September 30, 2014, while savings deposits increased by 12.9% from Rs. 935.35 billion at September 30, 2013 to Rs. 1,056.07 billion at September 30, 2014 and current deposits increased by 19.2% from Rs. 403.73 billion at September 30, 2013 to Rs. 481.18 billion at September 30, 2014. Total deposits at September 30, 2014 formed 70.1% of the funding (i.e., deposits and borrowings, other than preference share capital). The current and savings account deposits increased from Rs. 1,339.08 billion at September 30, 2013 to Rs. 1,537.25 billion at September 30, 2014.

Borrowings

Borrowings increased by 3.4% from Rs. 1,453.56 billion at September 30, 2013 to Rs. 1,503.49 billion at September 30, 2014 primarily due to an increase in bond borrowings including borrowings in the nature of capital instruments and refinance borrowings, offset, in part, by a decrease in borrowings with the Reserve Bank of India under liquidity adjustment facility. Borrowings of overseas branches (including offshore banking unit), increased by 15.7% from Rs. 756.44 billion at September 30, 2013 to Rs. 875.53 billion at September 30, 2014.

Other liabilities

Other liabilities decreased by 17.1% from Rs. 360.02 billion at September 30, 2013 to Rs. 298.61 billion at September 30, 2014 primarily due to decrease in MTM losses and payables on forex and derivative transactions.

Equity share capital and reserves

Equity share capital and reserves increased from Rs. 731.03 billion at September 30, 2013 to Rs. 788.77 billion at September 30, 2014 primarily due to accretion to reserves out of profit offset, in part, by the impact of deferred tax liability on Special Reserve created through reserves in fiscal 2014.

Statement of Cash Flow

Cash and cash equivalents increased by 14.1% from Rs. 415.30 billion at March 31, 2014 to Rs. 473.78 billion at September 30, 2014 due to an increase in net cash inflow from operating activities offset, in part, by net cash outflow from investing activities and financing activities. Cash and cash equivalents decreased by 18.9% from Rs. 414.18 billion at March 31, 2013 to Rs. 335.80 billion at September 30, 2013 due to net cash outflow from investing activities and financing activities, offset, in part, by net cash inflow from operating activities.

During the six months ended September 30, 2014, the net cash inflow from operating activities of Rs. 182.87 billion was on account of profits for the period, increase in deposits and decrease in other assets and reduction in investments other than held-to-maturity investments, offset, in part, by increase in advances, other liabilities and payment of current tax. During the six months ended September 30, 2013, the net cash inflow from operating activities of Rs. 49.55 billion was on account of profits for the period, increase in deposits and other liabilities and reduction in investments other than held-to-maturity investments, offset, in part, by increase in advances, other assets and payment of current tax.

The net cash outflow from investing activities of Rs. 52.91 billion during the six months ended September 30, 2014 and Rs. 119.24 billion during the six months ended September 30, 2013 was primarily on account of purchase (net of sales) of held-to-maturity securities.

The net cash outflow from financing activities of Rs. 72.75 billion during the six months ended September 30, 2014 was on account of repayment of borrowings and dividend payment. The net cash outflow from financing activities of Rs. 25.39 billion during the six months ended September 30, 2013 was primarily on account of dividend payment.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

There has been no material change since the last ASR filed on September 30, 2014 for fiscal 2014.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 30, 2014 for fiscal 2014.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2014)
Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
1,275,000,000 equity shares of Rs. 10/- each (3)	1,157,252,235 (1) shares	117,747,765 shares
15,000,000 shares of Rs. 100/- each (2)	Nil	15,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil

(1)	Excludes 266,089 shares forfeited.

(2)
Above shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Bank’s Articles of Association and subject to the legislative provisions in force at that time.

(3)	ICICI Bank has split the face value of its shares from Rs. 10 to Rs. 2 with effect from December 5, 2014.

(ii)	Issued Shares

(At September 30, 2014)
Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Registered shares, with par value of Rs. 10 each (2)	Ordinary shares	1,157,252,235 (1) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 10 each
Registered shares, with par value of Rs. 10 million each	Preference shares	350 shares	Not applicable	Preference shares with a face value of Rs. 10,000,000 each
Total	-	1,157,252,585 (1) shares	-	-

(1)	Excludes 266,089 shares forfeited.

(2)
The shareholders of the Bank have approved the sub-division of one equity share of Rs. 10 into five equity shares having a face value of Rs. 2 each. The sub-division of equity shares was effective from December 5, 2014.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

 Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At November 30, 2014)
Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ (Decreased)	Number of Outstanding Shares After Increase/ (Decrease)1	Amount of Share Capital Increased/ (Decreased)	Amount After Share Capital Increase/ (Decrease)
Total shares outstanding as on April 1, 2014		1,154,832,769		11,548,327,690 (JPY 23,905,038,318)	-
During fiscal year 2015 (Up to November 30, 2014)	3,096,570	1,157,929,339	30,965,700 (JPY 64,098,999)	11,579,293,390 (JPY 23,969,137,317)	Allotment of 3,096,570 shares issued on exercise of options, under the Employee Stock Option Scheme 2000

(1)	Excludes 266,089 shares forfeited.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At November 28, 2014)
Shareholder	Address	Shares (in million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	C/O. ICICI Bank, SMS, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel,Mumbai - 400013	336.75	29.08%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai -400021	94.31	8.14%
Dodge and Cox International Stock Fund	Deutsche Bank Ag, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai - 400001	43.33	3.74%
Europacific Growth Fund	JPMorgan Chase Bank N.A., India Sub Custody, 6th Floor, Paradigm B, Mindspace, Malad West, Mumbai - 400064	33.82	2.92%
Carmignac Gestion A/c Carmignac Patrimoine	HSBC Securities Services, 2nd Floor, "Shiv", Plot No. 139-140 B, Western Express Highway, Sahar Road Junction, Vile Parle (East), Mumbai - 400057	18.21	1.57%
Aberdeen Global Indian Equity (Mauritius) Limited	BNP Paribas House, 6th Floor, 1 North Avenue Custody Operations Maker Maxity, BKC, Bandra East, Mumbai-400051	12.42	1.07%
Total	-	538.84	46.52%

The shareholders of the Bank have approved the sub-division of one equity share of Rs. 10 into five equity shares having a face value of Rs. 2 each. The sub-division of equity shares is effective from December 5, 2014.

Further, each American Depositary Share (ADS) of ICICI Bank continues to represent two underlying equity shares as earlier. The number of ADSs held by an American Depositary Receipt holder consequently increased in proportion to the increase in number of equity shares.

2.	Trends in Stock Prices

Monthly High and Low Stock Prices of Shares for each of the Last Six Months ended September 30, 2014

National Stock Exchange of India Limited (NSE)

(in Rs.)
Month	April 2014	May 2014	June 2014	July 2014	August 2014	September 2014
High (yen)	1,299.55 (2,690.07)	1,468.40 (3,039.59)	1,492.20 (3,088.85)	1,506.40 (3,118.25)	1,556.80 (3,222.58)	1,598.30 (3,308.48)
Low (yen)	1,209.15 (2,502.94)	1,252.40 (2,592.47)	1,384.65 (2,866.23)	1,344.25 (2,782.60)	1,437.15 (2,974.90)	1,433.55 (2,967.45)

Bombay Stock Exchange Limited (BSE)

(in Rs.)
Month	April 2014	May 2014	June 2014	July 2014	August 2014	September 2014
High (yen)	1,299.05 (2,689.03)	1,471.10 (3,045.18)	1,486.60 (3,077.26)	1,505.80 (3,117.01)	1,556.55 (3,222.06)	1,598.85 (3,309.62)
Low (yen)	1,209.05 (2,502.73)	1,251.80 (2,591.23)	1,384.80 (2,866.54)	1,344.30 (2,782.70)	1,437.35 (2,975.31)	1,435.25 (2,970.97)

New York Stock Exchange (NYSE)
(ADS)

(in US$)
Month	April 2014	May 2014	June 2014	July 2014	August 2014	September 2014
High (yen)	44.78 (5,273.74)	52.16 (6,142.88)	52.24 (6,152.30)	51.72 (6,091.06)	53.91 (6,348.98)	54.96 (6,472.64)
Low (yen)	42.67 (5,025.25)	42.71 (5,029.96)	48.65 (5,729.51)	47.02 (5,537.55)	49.08 (5,780.15)	49.04 (5,775.44)

The shareholders of the Bank have approved the sub-division of one equity share of Rs. 10 into five equity shares having a face value of Rs. 2 each. The sub-division of equity shares is effective from December 5, 2014.

3.	Statement of Directors and Officers

There has been no material change since the last ASR filed on September 30, 2014 for fiscal 2014.

VI.	FINANCIAL CONDITION

The original English interim financial statements of ICICI Bank Limited (the "Bank") for the six-month period ended September 30, 2014 presented in this document are the same as included in the Form 6-K filed with the U.S. Securities and Exchange Commission on October 30, 2014, and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These interim financial statements of the Bank were summary financial information and extracted from the condensed interim financial statements. The complete set of condensed interim financial statements for the six-month period ended September 30, 2014 were audited by B S R & Co. LLP, Chartered Accountants. Since the complete set of the audited condensed interim financial statements were not filed with the U.S. Securities and Exchange Commission, the same have not been included in this document.

The interim financial statements of the Bank are presented in Indian rupees. For Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs.1= ¥ 2.07, which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of November 26, 2014.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.	Interim Financial Statements

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

	Six months ended September 30, 2013		Six months ended September 30, 2014
	Rs. crore	JPY mm	Rs. crore	JPY mm
Net interest income	7,864	162,785	9,149	189,384
Non-interest income	4,651	96,276	5,588	115,672
-Fee income	3,787	78,391	4,039	83,607
-Lease and other Income1	540	11,178	1,024	21,197
-Treasury income	324	6,707	525	10,868
Less:
Operating expense	4,813	99,629	5,522	114,305
Operating profit	7,702	159,431	9,215	190,751
Less: Provisions	1,218	25,213	1,576	32,623
Profit before tax	6,484	134,219	7,639	158,127
Less: Tax2	1,858	38,461	2,275	47,093
Profit after tax	4,626	95,758	5,364	111,035

1.	Includes foreign exchange gain on repatriation of retained earnings from overseas branches of Rs. 268 crore in six months ended September 30, 2014 (six months ended September 30, 2013: Nil).
2.
The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India (RBI), through its circular dated December 20, 2013, had advised banks to create deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with RBI guidelines, during the year ended March 31, 2014 the Bank created DTL of Rs. 1,419 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, DTL of Rs. 182 crore has been created for the six months ended September 30, 2014 (September 30, 2013: Nil) on the estimated amount to be transferred to Special Reserve and DTL of Rs. 304 crore was created for the year ended March 31, 2014 on the amount transferred to Special Reserve. Accordingly, the tax expense for the six months ended September 30, 2014 is higher by Rs. 182 crore (six months ended September 30, 2013: Nil).

3.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet (as per unconsolidated Indian GAAP accounts)

	September 30, 2014		March 31, 2014
	Rs. crore	JPY mm	Rs. crore	JPY mm
Capital and Liabilities
Capital	1,157	23,950	1,155	23,909
Employee stock option outstanding	7	145	7	145
Reserve and surplus	77,713	1,608,659	72,052	1,491,476
Deposits	352,055	7,287,539	331,914	6,870,620
Borrowings(includes subordinated debt) 1	150,349	3,112,224	154,759	3,203,511
Other liabilities	29,862	618,143	34,755	719,429
Total capital and liabilities	611,143	12,650,660	594,642	12,309,089

Assets
Cash and balances with Reserve Bank of India	19,211	397,668	21,822	451,715
Balance with banks and money at call and short notice	28,167	583,057	19,708	407,956
Investments	173,591	3,593,334	177,022	3,664,355
Advances	361,757	7,488,370	338,703	7,011,152
Fixed assets	4,678	96,835	4,678	96,835
Other assets	23,739	491,397	32,709	677,076
Total Assets	611,143	12,650,660	594,642	12,309,089

1.	Borrowings include preference share capital of Rs. 350 crore.
2.	Prior period figures have been regrouped/re-arranged where necessary.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2014		September 30, 2013		March 31, 2014
	Rs. crore	JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
	(Unaudited)		(Unaudited)		(Audited)
Total income	42,248.15	874,536.71	37,367.43	773,505.80	79,563.85	1,646,971.70
Net profit	5,896.63	122,060.24	5,444.81	112,707.57	11,041.37	228,556.36
Earnings per share (EPS)
a) Basic EPS (not annualised for six months) (in Rs.) (in JPY)	51.01	105.59	47.18	97.66	95.65	198.00
b) Diluted EPS (not annualised for six months) (in Rs.) (in JPY)	50.51	104.56	46.91	97.10	95.14	196.94

2.	Other Information

(1)            Legal and Regulatory Proceedings

A number of litigations and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Bank is also subject to counterclaims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of the inherent unpredictability of litigation and for cases where the claim amount sought is substantial, the actual cost of resolving litigations may be substantially different from the provision held.

ICICI Bank held a total provision of Rs. 306.1 million at September 30, 2014 for 540 cases with claims totaling approximately Rs. 1,657.5 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At September 30, 2014, such claims amounted to a total of Rs. 12,804.2 million relating to 100 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases. However, in one matter where the claim was Rs. 12,410.0 million, the Bank had estimated possible liability of Rs. 140.0 million and Rs. 12,270.0 million was considered as remote. Hence, Rs. 140.0 million was considered as the contingent liability for this matter. Accordingly, at September 30, 2014, contingent liabilities of the Bank related to claims amounted to Rs. 534.2 million.

For cases where the possibility of an unfavorable outcome is deemed remote, ICICI Bank has not made a provision, nor did it include the amount of the claims against these cases in contingent liabilities. Based on a review of above litigations with legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on the Bank’s financial position, results of operations or cash flows.

In some instances, civil litigants have named the Bank’s directors as co-defendants in lawsuits against ICICI Bank. There were 231 such cases at September 30, 2014. Management believes, based on consultation with counsel, that the claims and counterclaims filed against the Bank in the above legal proceedings are frivolous and untenable and their ultimate resolution will not have a material adverse effect on the Bank’s results of operations, financial condition or liquidity.

Of the above cases where the likelihood of ICICI Bank incurring liability is assessed as “probable”, “possible” or “remote”, at September 30, 2014 there were 60 ongoing litigations, each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 52.65 billion (to the extent quantifiable and including amounts claimed jointly and severally from ICICI Bank and other parties). The following are litigations where the amounts claimed are Rs. 1.0 billion or higher:

•
The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.00 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure in Kingfisher Airlines Limited to a third party in June 2012 and thereby ceased to be a lender to the company. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently ICICI Bank believes the suit against it is not maintainable and has filed its written statement on October 8, 2013. The matter is under hearing in the court.

•
In November 2011, ICICI Bank received a notice demanding stamp duty and registration fees of Rs. 12.41 billion on Reserve Bank of India order for amalgamation of Bank of Rajasthan with the Bank. The notice was responded to by the Bank denying liability on legal grounds, whereupon in March 2012, a prosecution notice was issued. A writ petition was filed by the Bank in April 2012 in the high court at Jaipur challenging the prosecution. The state government filed its reply to the Bank’s writ petition contending that the said notices are merely show cause notices and final order will be passed only after considering the submission as will be made. ICICI Bank filed the rejoinder. However, no relief was granted by the high court. The Bank filed its reply before the Collector Stamps also, pleading its contentions as raised through the writ petition. The state government issued a notification dated July 14, 2014 with retrospective effect providing a maximum stamp duty of Rs. 0.25 billion on amalgamation of a Bank which is to be calculated based on the net worth of the transferor company. The Bank submitted essential sought information supported with documents to Collector Stamps contending that as net worth of the Bank of Rajasthan was in negative at the time of amalgamation, no stamp duty as per the latest notification is attracted on the Reserve Bank of India approval letter. However, the Collector Stamps vide orders dated November, 28, 2014 treating the transaction as Conveyance, imposed stamp duty of Rs. 0.29 billion including interest and penalty and issued notice of recovery with stipulation that in case of non-payment, recovery shall be made through attachment warrant and interest on this amount at 12% will also be recovered from the date of order. Recently, the government has introduced an amnesty scheme which waves interest and penalty if payment is made by January 15, 2015. The Matter is under examination for a suitable course of action, including taking benefit of the amnesty scheme.

•
In 1999, ICICI Bank filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totaling Rs. 0.17 billion due from Esslon

Synthetics Limited. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.00 billion against the Bank and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. ICICI Bank has filed its reply to the application for amendment. The guarantor has also filed an interim application on the grounds that certain documents have not been exhibited, to which ICICI Bank has filed its reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, the Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court sold the assets of Esslon Synthetics for Rs. 61.0 million in November 2002. The Bank has filed the claim with the official liquidator attached to the Allahabad High Court for the dues. The official liquidator has informed the Bank that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs. 12.2 million. ICICI Bank has filed an affidavit before the official liquidator for disbursement of the amount and the official liquidator has released Rs. 9.2 million to the Bank and the balance amount will be disbursed after finalization of amounts due to the employees of Esslon Synthetics by the Company court. Further, the guarantor has filed an insolvency proceeding before the insolvency court which is currently being opposed by the lenders including ICICI Bank. The court hearings are in progress.

In addition, ICICI Bank’s presence in multiple international jurisdictions exposes the Bank to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and has increased the complexity of the Bank’s risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this rapid growth and increased complexity, ICICI Bank or its employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite its best efforts at regulatory compliance and internal controls, ICICI Bank, or its employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against ICICI Bank or its employees. In any such situation it would be ICICI Bank’s policy to conduct an internal investigation, co-operate with the regulatory authorities and, where appropriate, suspend or discipline employees, including terminating their services.

ICICI Bank cannot predict the timing or form of any future regulatory or law enforcement initiatives, which ICICI Bank notes are increasingly common for international banks. However, ICICI Bank will co-operate with any such regulatory investigation or proceeding.

Taxation

At September 30, 2014, ICICI Bank’s contingent tax liability was assessed at an aggregate of Rs. 41.89 billion, mainly pertaining to income tax and sales tax or value added tax demands by the government of India’s tax authorities for past years. ICICI Bank has appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as the Bank believes that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in the Bank’s own and other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, ICICI Bank has not provided for these tax demands for the six months ended September 30, 2014. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by ICICI Bank. Of the overall contingent tax liability of Rs. 41.89 billion:

•
Rs. 3.75 billion relates to sales tax or value added tax assessment mainly pertaining to VAT on disposal of repossessed assets, tax on interstate/import leases by various state government authorities in respect of lease transactions entered with lessee and bullion-related matters where ICICI Bank is relying on favorable opinions from counsel. Of the total demand, Rs. 2.05 billion pertains to VAT on disposal of repossessed assets where the Bank is relying on a favorable opinion from counsel confirming that the Bank only facilitates the disposal of repossessed assets for recovery of its loan from the borrower and cannot be regarded as a seller of repossessed assets.

•
Rs. 0.63 billion relates to service tax matters mainly pertaining to interest charged on liquidity facilities provided to trusts holding securitized loan portfolios and service tax on income received from merchants on credit card acquiring transactions prior to May 2006. The Bank believes that the tax authorities are not likely to be able to substantiate the above tax demands.

•
Rs. 37.51 billion relates to appeals filed by ICICI Bank or the tax authorities with respect to assessments mainly pertaining to income tax and interest tax, where ICICI Bank is relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

•
Rs. 12.97 billion relates to whether interest expenses can be attributed to earning tax-exempt income. ICICI Bank believes that no interest can be allocated thereto as there are no borrowings earmarked for investment in shares/tax-free bonds and ICICI Bank’s interest free funds are sufficient to cover investments in the underlying tax free securities. The Bank has relied on favorable opinion from counsel and favorable appellate decisions in similar cases.

•
Rs. 11.24 billion relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Bank has relied on favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of mark-to-market losses from business income.

•
Rs. 5.77 billion relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Bank has relied on a favorable opinion from counsel and favorable appellate decisions in the Bank’s own case and other similar cases.

•
Rs. 2.69 billion relates to taxability of amounts withdrawn from the Special Reserve. ICICI Bank had maintained two special reserve accounts, which includes Special Reserve created up to assessment year 1997-98. Withdrawals from this account were assessed as taxable by the tax authorities for the assessment years 1998-99 to 2000-01. The Bank has received favorable orders in respect of the assessment year 1998-99 and 1999-00 but the income tax department has appealed against the favorable order.

Based on judicial precedents of its own and other cases, and upon consultation with tax counsel, management believes that it is more likely than not that its tax position will be sustained. Accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 41.19 billion, considered as remote, pertaining to the deduction of bad debts and levy of penalties which are pending before appellate authorities, and are covered by Supreme Court of India decisions in other cases, and therefore are not required to be disclosed as contingent liability.

(2)	Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2014 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“US GAAP”) and disclose net income and stockholders’ equity under U.S. GAAP. The significant differences between the accounting policies under U.S. GAAP and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates entities deemed to be variable interest entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. Under U.S. GAAP, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have an obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

Under Japanese accounting principles, concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account under U.S. GAAP.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized over a period not exceeding 20 years. Also, goodwill is subject to an impairment test.

(4)	Share-based compensation

The Bank uses the fair value method to account for its employee stock-based compensation plans. ASC Topic 718 “Compensation - Stock Compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

In Japan, share options granted to employee as compensation are measured at fair value and the related cost is recognized as expense over the employee requisite service period. Corresponding amount is recorded in equity as subscription warrants until the share options are exercised or expires.

(5)	Loan origination fees

Under U.S. GAAP, loan origination fees (net of costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of hedging instruments are directly recognized in equity, net of tax effect.

(7)	Fair Value Measurements

Under U.S. GAAP, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to U.S. GAAP for fair value measurement exist.

(8)	Other than temporary impairment

Under U.S. GAAP, ASC 320 “Investments – Debt and Equity Securities” requires other-than-temporary impairment losses for debt securities to be recognized in earnings if an entity has the intent to sell the debt security. However, even if an entity does not expect to sell a debt security and it is not more likely than not that the entity will be required to sell prior to recovery, the standard requires the entity to evaluate expected cash flows to be received and determine if a credit loss exists and to recognize the credit risk component of other-than-temporary impairment loss of a debt security in earnings and the non-credit risk component in other comprehensive income.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognized as a loss.

(9)	Defined Benefits

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under U.S. GAAP, pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognized gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds ten percent of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO is recognized on the balance sheet as assets or liabilities, and unrecognized gains and losses which are not recognized in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, similar accounting treatment is also required; however, the corridor approach is not allowed. Unrecognized prior service cost and unrecognized actuarial gains and losses are amortized periodically based on a certain method and charged to income. Also the difference between the PBO and the market value of plan assets is not recorded in the balance sheet, but instead is disclosed in the notes to the financial statements together with unrecognized gains and losses.

In addition, the Accounting Standard Board of Japan (ASBJ) Statement No. 26 "Accounting Standard for Retirement Benefit" and ASBJ guidance No. 25 "Guidance on Accounting Standard for Retirement benefit" were published in 17 May, 2012.  According to the standard, unrecognised prior year service cost as well as actuarial gains or losses which were not recorded in the balance sheet will be recognised in equity of the balance sheet. However, amortisation for the actuarial gains or losses has been continued in accordance with the previously defined accounting policy. This treatment is effective at the end of annual periods beginning on or after 1 April, 2013 but earlier application is also permitted from the beginning of annual period beginning on or after 1 April, 2013.

(10)	Post-retirement Benefits other than pensions

ASC Topic 715 also requires the recognition of costs related to post-retirement benefits on an accrual basis over the expected service period of the employees rather than expensing such costs as incurred. In addition, unrecognized gains and losses which are not recognized in current net benefit cost, net of tax effect, are recorded as a component of accumulated other comprehensive income.

In Japan, such plans are not commonly provided and therefore no specific accounting standards exist and such costs are expensed as incurred as a practice.

(11)	Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India(“Indian GAAP”).  The significant differences between the accounting policies adopted by the Bank and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

Entities in which the Bank holds, directly or indirectly, more than 50.00% of the voting rights or where it exercises control, are fully consolidated. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities which operate under severe long-term restrictions that impair their ability to transfer funds to parents or an investing entity.

Under Japanese accounting principles, there is no concept of proportionate consolidation method. Japanese accounting principle is silent about consolidation of entities with lack of their ability to transfer funds to parents.

(2)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains or losses are recorded only if the Bank surrenders the rights to benefits specified in the securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. With effect from May 22, 2012, the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by the Reserve Bank of India. Net loss arising on account of the sell-down securitization and direct assignment of loan assets is recognized at the time of sale.

Under Japanese accounting principles, the transfer of loans is recognized as sales and the resulting gains or losses are recognized if derecognition requirements for financial assets under the financial component approach are met.

(3)	Share-based compensation

The Bank uses the intrinsic value based method to account for its stock-based employee compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock on the date of grant over the exercise price.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(4)	Retirement benefit

Under Indian GAAP, defined benefit plans are accounted for based on actuarial valuation with actuarial gains and losses recognised directly in the profit and loss account.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(5)	Mark-to-market of securities

The Bank carries the held to maturity securities at the acquisition/amortised cost. For available for sale and held for trading securities net unrealized gains on investments by category are ignored and losses are charged to the profit and loss account, except for the Bank’s consolidated venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus. Any provision held for depreciation on available for sale and held for trading securities in excess of the required amount is credited to the profit and loss account and thereafter transferred to Investment Reserve Account (net of applicable taxes and statutory reserve requirements). Further, the provisions required to be created on account of depreciation in the available for sale and held for trading categories is debited to the profit and loss account and an equivalent amount (net of tax benefit, if any, and net of consequent reduction in the transfer to Statutory Reserve), may be transferred from the Investment Reserve Account to the profit and loss account.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is allowed to record unrealized losses in the profit and loss account. Held to maturity securities are recorded on an amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(6)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(7)	Provisions for loan losses

The Bank classifies its loans and advances, including at overseas branches and over-dues arising from crystalized derivative contracts, into performing and NPAs in accordance with guidelines issued by the Reserve Bank of India. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per extant guidelines issued by the Reserve Bank of India, are classified as NPAs to the extent of amount outstanding in the host country.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. For loans booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans booked in overseas branches, which are NPAs as per the extant Reserve Bank of India guidelines and as per the host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provision on homogeneous retail loans/receivables is assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by the Reserve Bank of India, which require a provision equal to the diminution in the fair value of the loan computed on a present value basis to be made at the time of restructuring.

In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans at rates prescribed by the Reserve Bank of India. For performing loans in overseas branches, the general provision is made at the higher of the host country regulations requirement and the Reserve Bank of India requirement.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe specific rates to be used for calculation of provisions in banks.

(8)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact to the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and is accounted pursuant to the principles of hedge accounting under Indian GAAP. Hedged swaps are accounted for on an accrual basis.

Under Japanese accounting principles, all derivatives are marked-to-market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(9)	Impairment of fixed assets

Under Indian GAAP, fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognized by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Under Japanese accounting principles, when there is an indication of impairment and the gross amount of undiscounted future cash flows (based on a reasonable period within 20 years) is expected to be less than the carrying amount of the asset, the difference between the recoverable amount (the greater of the net selling price i.e. fair value less cost to sell, or the value in use i.e. continuing use of the asset and present value of the expected future cash flow derived from disposal of the asset) and the carrying amount is recorded as impairment.

(10)	Deferred tax

Under Indian GAAP, deferred taxes on undistributed earnings of subsidiaries and affiliates are not recognized.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(11)	Dividends

Dividends on common stock and the related dividend tax are recognized in the year to which they relate.

Under Japanese accounting principles, dividends are recognized upon approval at the annual general meeting.

(12)	Business Combination

Under Indian GAAP, for the acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was treated in accordance with the approved scheme of merger whereby the difference was adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities, is accounted for as goodwill.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report
and the attachments thereto pertaining to fiscal 2014	filed on September 30, 2014

PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.